

February 2, 2011

Trevor P. Bond
Chief Executive Officer
Corporate Property Associates 16 – Global Inc.
50 Rockefeller Plaza
New York, New York 10020

Re: Corporate Property Associates 16 – Global Inc.
Form S-4 Supplemental Response Letter
Filed January 31, 2011
File No. 333-171538

Dear Mr. Bond:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comments one and two in our letter dated January 21, 2011. Please provide us with copies of any report, opinion or appraisal related to the NAV calculations provided to the registrant, the target company, the advisor, their affiliates, or to the financial advisors by the third-party valuation specialist. In addition, please provide an analysis as to why you believe these reports, opinions or appraisals were not materially related to the transaction.

2.   Please provide us an analysis of the adjustments made by the advisor to the third-party NAV calculations to compute the NAV used for the merger consideration exchange ratio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3852 with any questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Kathleen L. Werner, Esq.
        Clifford Chance US LLP *(via facsimile)*